

November 14, 2011

Via E-mail
Mr. Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, CA  93117

> **RE:    Deckers Outdoor Corporation**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Period ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 0-22446**

Dear Mr. George:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Income (Loss) from Operations, page 33

2.  Your current discussion of the business reasons for changes between periods in unallocated overhead costs addresses only about a third of the overall change.  Please revise your discussion to discuss and quantify the business reasons for a greater portion of the overall change.

Liquidity and Capital Resources, page 38

3.  Given your significant foreign operations, please revise your liquidity disclosure to address the following:
    - Disclose the amount of foreign cash and short term investments you have as compared to your total amount of cash and short term investments as of December 31, 2010; and
    - Discuss the fact that if the foreign cash and short term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Item 15 – Exhibits, Financial Statement Schedules, page 50

Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page F-6

4.  Please revise your presentation to separately disclose comprehensive income attributable to Deckers Outdoor Corp. and comprehensive income attributable to noncontrolling interest. Refer to FASB ASC 220-10-45-5 and ASC 810-10-50-1A(a).

Revenue Recognition, page F-8

5.  Please discuss your revenue recognition policy for sales made at retail stores here and elsewhere in the filing.

Form 10-Q for the Period Ended June 30, 2011

General

6.  Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief